SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 14)*

                                       QVC, Inc.

                                   (Name of Issuer)

                        Common Stock, par value $.01 per share

                            (Title of Class of Securities)

                                      747262 10 3

                                    (CUSIP Number)

                               Pamela S. Seymon, Esq.
                           Wachtell, Lipton, Rosen & Katz
                                 51 West 52nd Street
                              New York, New York  10019
                               Tel. No. (212) 403-1000

              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                  February 9, 1995

               (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Sched-ule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
         Item 1; and (2) has filed no amendment subsequent thereto report-ing beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment con-taining information which would alter disclosures provided in a prior cover page.










                                      PAGE

                The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 747262 10 3

         (1)    Names of Reporting Persons
                S.S. or I.R.S. Identification Nos. of Above Persons

                BARRY DILLER

         (2)    Check the Appropriate Box if a Member of a Group   (a) [ ]
                                                                   (b) [ ]

         (3)    SEC Use Only


         (4)    Source of Funds

              PF

         (5)    Check if Disclosure of Legal Proceedings is Required
                Pursuant to Items 2(d) or 2(e)                        [ ]


         (6)    Citizenship or Place of Organization

                United States


         Number of         (7)  Sole Voting Power                0 Shares
         Shares
         Beneficially      (8)  Shared Voting Power              0 Shares
         Owned by
         Each Reporting    (9)  Sole Dispositive Power           0 Shares
         Person
         With              (10)  Shared Dispositive Power        0 Shares

         (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

               0 Shares   See Item 5.

         (12)   Check if Aggregate Amount in Row (11) Excludes Certain Shares

                                                                   [ ]

         (13)  Percent of Class Represented by Amount in Row (11)

                 0%    See Item 5.

         (14)  Type of Reporting Person (See Instructions)

               IN








                                      PAGE

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D
                                 (Amendment No. 14)

                                    Statement Of

                                    BARRY DILLER

                          Pursuant to Section 13(d) of the
                           Securities Exchange Act of 1934

                                    in respect of

                                      QVC, INC.


                 This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of QVC, Inc. (formerly, "QVC Network, Inc."), a Delaware corporation (the "Company"). The Report on Schedule 13D filed by Barry Diller (the "Reporting Person"), as most recently amended by Amendment No. 13 thereto, dated as of August 19, 1994 (as amended, the "Schedule 13D"), is hereby amended and supplemented as set forth below. The Reporting Person filed the initial Report and Amendment Nos. 1 through 10 of the Schedule 13D as a member of a Reporting Group with Comcast Corporation, a Pennsylvania corporation ("Comcast"), and Liberty Media Corporation, a Delaware corporation ("Liberty"). Mr. Diller filed Amendment Nos. 11 through 13 separately and not as part of a joint filing. Comcast, Liberty and the Company are parties to a merger agreement (the "Merger Agreement") pursuant to which Comcast and Liberty have agreed to acquire the Company. Mr. Diller is not participating with Comcast and Liberty in such transactions (except as previously disclosed). All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.













                                              PAGE

         Item 3. Source and Amount of Funds and Other Consideration.

                 On February 9, 1995, Mr. Diller exercised options to pur-chase 6,000,000 shares of Common Stock pursuant to the provisions of the Equity Compensation Agreement.

         Item 4. Purpose of Transaction.

                 Based on information contained in Amendment No. 18 to the
         Schedule 14D-1 filed with the Commission on February 10, 1995 by Comcast, Liberty and QVC Programming Holdings, Inc., their affiliate ("Holdings"), and the press release, dated February 10, 1995, filed as an exhibit thereto, on February 10, 1995, Comcast and Liberty announced that Holdings, pursuant to its tender offer for the stock of the Company (the "Offer"), accepted for purchase, pursuant to the Offer, all shares validly tendered and not withdrawn prior to expiration of the Offer. Comcast and Liberty announced that the shares tendered at the time of such expiration, together with the shares already owned by Holdings, represented about 98.7% of the Company's outstanding common shares, about 100% of the Company's outstanding Series B Preferred Stock and about 99.8% of the Company's outstanding Series C Preferred Stock.

         Item 5. Interest in Securities of the Issuer.

                 Item 5 of the Schedule 13D is hereby amended and supplemented to include the following information:

                        (a) and (b) Mr. Diller and Comcast were parties to the Stockholders Agreement. This Report is filed by Barry Diller. Pursuant to the Stockholder Letter Agreement, Mr. Diller and Comcast have agreed the Stockholders Agreement was terminated as of August 4, 1994 (unless the Merger Agreement is terminated). The Offer contemplated by the Merger Agreement has been completed and Holdings disclosed that it has accepted for payment all shares of the Company's stock validly tendered pursuant thereto. Assuming no termination of the Merger Agreement, the Stockholders Agreement has been terminated and Mr. Diller no longer shares dispositive or voting power with respect to any securities of the Company beneficially owned by Comcast, Holdings or their affiliates and, as of the date









                                               -2-
                                              PAGE
         hereof, Mr. Diller does not beneficially own any equity securities of the Company. See Item 4.

                        (c) On February 9, 1995, Mr. Diller (i) exercised all Options granted to Mr. Diller by the Company on December 9, 1992 pursuant to the Equity Compensation Agreement, which Options entitled him to purchase 6,000,000 shares of Common Stock, and (ii) tendered pursuant to the Offer 7,000,000 shares of Common Stock (which include the 6,000,000 shares received pursuant to the exercise of the Options) owned by him in exchange for $46 per share of Common Stock. See Items 5(a) and (b).

                        (e) As a result of his tender of Common Stock to Holdings on February 9, 1995 pursuant to the Offer, Mr. Diller ceased to be the beneficial owner of five percent (5%) or more of a class of equity securities of the Company. See Items 5(a) and (b).


































                                               -3-
                                              PAGE

                                        SIGNATURE

                 After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

         Dated:  February 14, 1995             /s/  Barry Diller
                                                       Barry Diller